FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

April 18, 2011

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is April 18, 2011. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the receipt of additional positive drill results from the on-going resource definition drilling at the Longnose Ferro-Titanium Project in Northeast Minnesota, USA. The Issuer also provides an update on their share position in Trevali Mining Corporation.

Item 5.	Full Description of Material Change

The Issuer reports positive analytical results from on-going resource definition drilling at the Longnose Ferro-Titanium project, north-eastern Minnesota, USA. Following completion of the 2011 drilling program at Longnose, SRK Consulting will complete an initial NI 43-101 compliant resource estimate. Initial results confirm continued semi- massive to massive iron and titanium oxide mineralization beyond the known limits of mineralization. Results are presented in Table 1.

Longnose Drilling

The Longnose deposit was first discovered in the 1950's through aeromagnetic and gravity geophysical surveys, and was first drilled by Bear Creek Mining Company in 1958. The deposit was subsequently drilled by BHP Minerals (now BHP Billiton). At total of 12 drillholes were completed historically. The Issuer completed an initial six- hole drill program in 2010. The 2011 drill-program aims to complete resource definition drilling ahead of the planned SRK resource estimate. An additional 9 drillholes have been completed for total Cardero drilling of 3,473 metres and 15 drillholes (Figure 1). Results have been received for drillholes LNG-007 to LNG-011 (Table 1). Drilling results demonstrate that the main mineralized intrusion at Longnose is a thick, laterally continuous intrusion.

Table 1: Initial results of the 2011 Longnose Ferro-Titanium drilling program

LONGNOSE		From (metres)	To (metres)	Thickness (metres)	Composite Grade
Drillhole					TiO2%	Fe2 O3%
LNG-007-2011		48.5	183.6	135.2	18.7	42.2
	incl.	113.4	142.0	28.7	22.2	43.9
LNG-008-2011		143.7	154.5	10.7	15.4	26.6
	and	182.6	196.9	14.3	13.4	28.2
LNG-009-2011		25.3	51.2	25.9	14.3	27.9
	and	70.3	192.9	122.6	17.5	29.6
	incl.	106.4	132	25.6	20.1	31.8
	incl.	145.1	157	11.9	21.3	33.5
	incl.	166.4	172.5	6.1	23.5	42.6
LNG-010-2011		211.8	234.7	22.9	10.3	32.2
LNG-011-2011		107.1	120.7	13.6	15.4	50.1
	and	154.2	311.8	157.6	19.3	36.6
	incl.	181.8	251.9	70.1	23.9	39.1
	incl.	279.2	287.4	8.2	24.1	38.6

Figure 1: Drillhole locations at the Longnose Ferro-Titanium deposit

Longnose Geology & Mineralization

The Longnose deposit is located within the Superior Province of the Canadian Shield, and is underlain by intrusive rocks generated during the formation of the Midcontinent Rift. Mineralization is hosted by Oxide-bearing Ultramafic Intrusions (“OUI’s”) that intruded into layered series intrusions of the Duluth Complex. OUI’s are dominantly composed of coarse-grained to pegmatitic pyroxenite, peridotite, and dunite that contain approximately 15-40% titanium-iron oxide mineralization. Typically, zones of massive and semi-massive oxide are also present throughout the stratigraphy.

The Longnose property hosts a single intrusion which is at least 150 metres thick, dipping shallowly to the southeast. Mineralization dominantly consists of disseminated to net-textured, medium to coarse-grained, magnetite and ilmenite, with some fraction of titaniferous magnetite. Olivine-rich ultramafic rocks (peridotite, feldspathic peridotite & dunite) host the majority of the titanium-iron oxide mineralization found in the Longnose OUI, and will often be net-textured with oxide minerals interstitial to silicates. It is clear that the main mineralized intrusion at Longnose is a thick, laterally and vertically continuous intrusion dominantly composed of a mixture of oxide-bearing peridotite, oxide-bearing dunite, massive oxide, and semi-massive oxide with between 15% and 100% titanium-iron oxide mineralization.

Historical Resource

BHP Minerals previously calculated a historic (pre-NI 43-101 standards) “probable reserve” at Longnose, estimating 27.57 million tonnes at 21.3% TiO2, stating at the time that Longnose is “... the largest known ilmenite resource in North America.” This historical resource estimate is considered relevant by the Issuer, both for the purposes of the Issuer’s decision to acquire the property and to guide the Issuer in formulating an exploration program for the property. However, the Issuer cautions that both the BHP report and the included resource estimate were prepared before the introduction of NI 43-101, and are therefore historical in nature and the Issuer is not treating such resources as a current resource under NI 43-101. Investors are further cautioned that a qualified person has not yet completed sufficient work to be able to verify the historical resources, and therefore they should not be relied upon.

Titac Deposit

In addition to the Longnose deposit, the Issuer is also completing two final drillholes on the neighbouring Titac deposit. The Titac Iron-Titanium-Copper Deposit was first drilled by U.S. Steel Corporation after it discovered several magnetic highs in the area. The main mineralized body dominantly consists of oxide-bearing pyroxenite and peridotite, and massive and semi-massive iron and titanium oxide. Drilling results previously announced in January 2011 (NR11-04) include drillhole-019: 462.1 metres grading 20.1% TiO2, 33.2% Fe2O3 and 0.4% Cu.

The SRK Consulting resource estimate, scheduled to be completed in Q2 2011, will include Titac and Longnose and will present a combined resource for the two deposits.

Acquisition of Additional Securities of Trevali Mining Corporation

The Issuer has acquired additional securities of Trevali Mining Corporation (“TMC”) in connection with the completion of the Plan of Arrangement involving Kria Resources Ltd. (“Kria”), the shareholders of Kria and TMC as announced by TMC and Kria on April 8, 2011 (“Arrangement”). The effective date of the Arrangement was April 7, 2011 (“Effective Date”), and on that date the Issuer acquired beneficial ownership and control of an additional 4,175,000 common shares, and warrants to purchase an additional 3,105,000 common shares, of TMC. The common shares of TMC so acquired represent 4.76% of the common shares of TMC issued as at the Effective Date. Assuming the exercise on the Effective Date of the warrants so acquired, the aggregate common shares acquired would represent 10.78% of the then issued and outstanding common shares of TMC.

Prior to the acquisition pursuant to the Arrangement, the Company held 6,359,432 common shares, plus warrants to acquire an additional 2,788,866 common shares, of TMC. Accordingly, following such acquisition, the Issuer holds 10,534,432 common shares. These common shares represent 12.01% of the common shares of TMC issued on the Effective Date. The Issuer also holds warrants to purchase an additional 5,893,866 common shares of TMC. Assuming the exercise on the Effective Date of such warrants, the Issuer would then hold 16,428,298, or 17.59%, of the then issued and outstanding common shares of TMC.

The Issuer did not pay any consideration for the securities of TMC acquired pursuant to the Arrangement. The shares of TMC so acquired were issued in exchange for the 20,875,000 common shares of Kria held by the Issuer on the Effective Date on the basis of one common share of TMC for each 5 common shares of Kria held. The warrants to acquire 15,525,000 common shares of Kria held by the Issuer are, following the Effective Date, exercisable to acquire 3,105,000 common shares of TMC on the basis of one TMC common share for each 5 common shares of Kria issuable pursuant to the warrants, at an exercise price five times that specified in the applicable Kria warrant. The expiry dates of such warrants remain the same.

The Issuer acquired the securities as a consequence of the completion of the Arrangement, a matter not within the control of the Issuer. The Issuer will hold the securities of TMC acquired by it pursuant to the Arrangement for investment purposes only, and not for the purpose of influencing control or direction over TMC. The Issuer will, however, review its holdings in TMC from time to time, and may increase or decrease its position as future circumstances dictate. The Issuer is not acting jointly or in concert with any other persons or companies in connection with such acquisition or the securities of TMC.

A copy of the Early Warning Report filed under Part 3 of National Instrument 62-103 with respect to the foregoing acquisition is available upon request to Lawrence W. Talbot, the Vice-President & General Counsel of the Issuer, at 604-408-7488.

Qualified Person

EurGeol Keith J. Henderson, P.Geo., the Issuer’s Vice-President Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report (other than historical data) and has approved the disclosure herein. Mr. Henderson is not independent of the Issuer as he is an officer and a director and holds common sares and incentive stock options.

The analytical results were reviewed by Tansy O’Connor-Parsons, the Issuer’s Senior Geochemist. The Issuer on-site personnel rigorously collect and track samples which are then security sealed and shipped to ALS Laboratory Group. ALS Laboratory Group’s quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Certified reference material, blank material, and quarter-core duplicates are inserted at regular intervals into the sample sequence by field personnel prior to shipping in order to independently assess analytical accuracy and precision. In addition, representative blind duplicate samples are routinely forwarded an ISO-compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the Issuer to complete a 43-101 compliant resource estimate for Longnose and/or Titac deposit, the completion of the acquisition of the balance of the shares of Coalhunter; business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk van Alphen, President & CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

April 18, 2011